Exhibit 99.1

Ninetowns Shareholders Approve Change of Company Name to 'Ninetowns Internet Technology Group Company Limited'

Monday September 25, 8:55 am ET

BEIJING, Sept. 25 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News; the "Company"), announced today that shareholders of the Company have adopted the proposal to change the name of the Company to "Ninetowns Internet Technology Group Company Limited". The Company intends to file amendments to its Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands to effectuate the name change.

The Company's stock symbol "NINE" listed on NASDAQ remains unchanged.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit http://www.ninetowns.com/english .

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as Ninetowns grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this press release and Ninetowns assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. In particular, the Company expects to confront risks such as (i) the entrance of additional competing software products into the Company's marketplace, (ii) the need for the Company to re-evaluate and change its operating model, and (iii) potential further encouragement by the State Administration for Quality Supervision and Inspection and Quarantine of the People's Republic of China of the development of software products that may be competitive with the Company's existing software products, all or any of which may negatively and significantly affect the Company's ability to generate total net revenues in the future.

For more information, please contact:

Lisa Zheng

Investor Relations

Ninetowns Digital World Trade Holdings Limited

Tel:	+86-10-6588-2256

Email: ir@ninetowns.com

Source: Ninetowns Digital World Trade Holdings Limited